SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 7 July, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 7 July, 2014.

PRESS RELEASE

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR ANY OTHER

JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Amsterdam, 7 July 2014

Settlement of Initial Public Offering of NN Group

Today the Initial Public Offering of NN Group N.V. was settled. As a result of the settlement, ING Group has received EUR 2.0 billion in gross proceeds from the sale of 77 million existing ordinary shares in NN Group and the exchange into NN Group ordinary shares of EUR 450 million in mandatorily exchangeable notes. Consequently, ING’s ownership of NN Group has been reduced to 71.4%.

ING has granted the joint global coordinators, on behalf of the underwriters, an over-allotment option to purchase up to approximately 11.6 million additional shares in NN Group (up to 15% of the offer shares) at the offer price of EUR 20.00. The over-allotment option can be exercised until 30 days after 2 July 2014. If this option is fully exercised, ING’s ownership in NN Group will be further reduced to 68.1%. ING intends to divest its remaining stake in NN Group in an orderly manner and ultimately by year end-2016.

NN Group shares were listed and started trading on Euronext Amsterdam (on an if-and-when-delivered basis) on 2 July 2014 . As of today, the shares are traded unconditionally under the listing name ‘NN Group’ and the symbol ‘NN’.

As announced earlier, Jan Holsboer and Yvonne van Rooy have stepped down from the Supervisory Board of ING Group today to concentrate on their task as members of the Supervisory Board of NN Group. Ralph Hamers (CEO of ING Group), Patrick Flynn (CFO of ING Group), Wilfred Nagel (CRO of ING Group), Heijo Hauser and Hans Schoen have become members of the Supervisory Board of NN Group. As announced on 5 June 2014, the Executive Board of NN Group as of today comprises of Lard Friese, chairman and chief executive officer, and Delfin Rueda Arroyo, chief financial officer. The management board of NN Group comprises next to Lard Friese and Delfin Rueda of Stan Beckers (chief executive officer ING Investment Management), Doug Caldwell (chief risk officer), David Knibbe (currently chief executive officer International Insurance, chief executive officer Netherlands Insurance as of 1 September 2014) and Dorothee van Vredenburch (chief change and organization)

More information about NN Group and the IPO is available in the prospectus dated 17 June 2014, copies of which may, subject to securities law restrictions in certain jurisdictions, be obtained at no cost from NN Group’s head office during normal business hours. Alternatively, the prospectus can be downloaded from NN Group’s website at www.nn-group.com. This prospectus can also be found on the website of the AFM at www.afm.nl (Dutch residents only). In addition, a copy of the prospectus may be obtained free of charge by sending a request in writing or by email to ING Bank N.V. as Listing Agent: ING Bank N.V., Attn,: Paying Agency Services, Location code AMP L02.007, Amsterdamse Poort, Bijlmerplein 888, 1102 MG Amsterdam, the Netherlands, email iss.pas@ing.nl.

NOTE FOR EDITORS

Photos of NN Group and the NN Group listing event at Euronext Amsterdam are available at www.flickr.com/photos/nn-group. For further information on NN Group, please visit www.nn-group.com.

Photos of ING operations, buildings and its executives are available for download at www.flickr.com/photos/inggroup. Footage (B-roll) of ING is available via www.videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at www.slideshare.net/ING. For further information on ING, please visit www.ing.com.

ING Group Press enquiries	ING Group Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR ANY OTHER

JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

NN Group Press enquiries	NN Group Investor enquiries
Daphne Andriesse	NN Group Investor Relations
+31 20 541 5582	+31 20 541 5464
Daphne.Andriesse@nn-group.com	Investor.Relations@nn-group.com

ING PROFILE

ING is a global financial institution of Dutch origin offering services through its operating company ING Bank and holding significant stakes in the listed insurers NN Group NV and Voya Financial, Inc. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 63,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA/ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US/ING.N). Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING being included in the Dow Jones Sustainability Index (Europe and World) and the FTS4Good index.

NN GROUP PROFILE

NN Group is an insurance and investment management company with a strong, predominantly European presence in more than 18 countries. With over 12,000 employees the group offers retirement services, insurance, investments and banking to more than 15 million customers. NN Group includes Nationale-Nederlanden, ING Insurance Europe, ING Investment Management and ING Life Japan and is listed on Euronext Amsterdam (NN).

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

These materials are not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in Canada or Japan or any (other) jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the Shares of NN Group in Canada or Japan or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of such jurisdiction.

The Shares are not and will not be registered under the U.S. Securities Act of 1933, as amended (the U.S. Securities Act) and will also not be registered with any authority competent with respect to securities in any state or other jurisdiction of the United States of America. The Shares may not be offered or sold in the United States of America absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act. There will be no public offering of Shares in the United States. Any Shares sold in the United States will be sold only to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act) in reliance on Rule 144A.

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR ANY OTHER

JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

In the United Kingdom, this document and any other materials in relation to the Shares is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” (as defined in section 86(7) of the Financial Services and Markets Act 2000) and who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.

In Australia this document is for distribution only to professional or sophisticated investors (i.e. those persons to whom offers can be made without a disclosure document, in accordance with sections 708(8) and (11) of the Corporations Act 2001 (Cth)) who are “wholesale clients” within the meaning of section 761G of the Corporations Act 2001 (Cth). The entity receiving this document represents and warrants that if it is in Australia it is a wholesale client and either a professional or sophisticated investor and that it will not distribute this document to any person outside Australia. This document is not supplied in connection with any offering of Shares. A decision whether to subscribe for the Shares should be made on the basis of the information in the relevant disclosure document which will be issued by NN Group.

NN Group has not authorised any offer to the public of Shares in any Member State of the European Economic Area other than the Netherlands. With respect to any Member State of the European Economic Area, other than the Netherlands, and which has implemented the Prospectus Directive (each a Relevant Member State), no action has been undertaken or will be undertaken to make an offer to the public of Shares requiring publication of a prospectus in any Relevant Member State. As a result, the Shares may only be offered in Relevant Member States (i) to any legal entity which is a qualified investor as defined in the Prospectus Directive; or (ii) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purpose of this paragraph, the expression “offer of Shares to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable the investor to decide to exercise, purchase or subscribe for the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State.

No action has been taken by NN Group that would permit an offer of Shares or the possession or distribution of these materials or any other offering or publicity material relating to such Shares in any jurisdiction where action for that purpose is required.

The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions.

This announcement does not constitute a prospectus. An offer to acquire Shares pursuant to a proposed offering is made, and any investor should make his investment, solely on the basis of information contained in the prospectus, copies of which may be obtained at no cost from NN Group or through the website of NN Group, or through the other means set out above.

J.P. Morgan, Morgan Stanley, ING Bank and Deutsche Bank and the other managers named herein act exclusively for ING Group and NN Group and no-one else in connection with any offering of Shares and will not be responsible to anyone other than ING Group for providing the protections afforded to their respective customers or for providing advice in relation to any offering or any transaction or arrangement referred to herein.

In connection with the offering, J.P. Morgan Chase & Co. Securities Ltd. as stabilisation agent, or its agents, on behalf of the other mangers named herein, may, to the extent permitted by applicable laws, over-allot or effect transactions with a view to supporting the market price of the shares, or any options, warrants or rights with respect to, or other interest in, the shares, if any, or other securities of NN Group. These activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. Such transactions may be effected on Euronext Amsterdam, in the over-the-counter markets or otherwise. The stabilisation agent and its agents are not required to engage in any of these activities and, as such, there is no assurance that these activities will be undertaken. Such stabilisation, if commenced, may be discontinued at any time. Stabilising activities may take place from the first trading date and must be brought to an end within 30 days after the first trading date. Save as required by law or regulation, the stabilisation agent does not intend to disclose the extent of any stabilisation transactions under the offering. The stabilisation agent may, for stabilisation purposes, over-allot NN Group shares up to a maximum of 15% of the total number of shares sold in the offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ N. Tambach
N. Tambach General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen Head Legal Department

Dated: 7 July, 2014